ZEN Graphene Solutions Announces Grand Opening of Guelph Facility for
Graphene Materials Production and Development

Thunder Bay, ON - February 4, 2020, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSXV:ZEN) is pleased to announce the grand opening of its Guelph facility on March 3, 2020. The facility will be used for small scale pilot plant production to produce future Albany Pure TM graphene products as well as further research and development work. All shareholders and interested parties are invited to attend. The Guelph facility is located at 24 Corporate Court, Guelph, Ontario. The opening will start at 1pm with an opportunity to meet with management, look at the lab facilities and attend a formal presentation at 3pm.

The company is currently sourcing and purchasing the necessary equipment to build a small-scale graphite purification pilot plant that will produce 99.8% high-purity graphite from the flotation concentrate (86%). James Jordan, P.Eng., has been promoted to Chief Operating Officer (COO) and will be leading the work at the facility.

"This new facility will move the Company towards the production and sale of Albany Pure TM graphene products and introduce our high-quality nanomaterials to the market. Albany Pure TM will be our marketing seal to identify that all our products are sourced from the Albany deposit. We look forward to bringing our nanomaterials including Graphene Quantum Dots, Graphene Oxide, reduced Graphene Oxide and Graphene to the market." Stated Francis Dubé, CEO.

As the Company moves forward towards graphene production and applications development, ZEN is pleased to announce that Colin van der Kuur has been appointed as Head of Research for ZEN, and Monique Manaigre has been appointed as Senior Government Relations and Account Manager for ZEN.

On May 8, 2019, ZEN was awarded a $1,000,000 grant that has allowed the Company to accelerate its graphene-enhanced concrete research and development project. To date, the Company has received a total of $465,000 in reimbursement payments related to this grant as ZEN continues its research into graphite purification, graphene production research, concrete additive research and large-scale graphene-enhanced concrete testing.

Shares for Debt Settlement

ZEN announces the issuance of shares in connection with its previously announced shares for debt agreement with Alphabet Creative. The Company issued 47,222 common shares at a deemed price of $0.36 per common share in settlement of a debt of $17,000 owed by the Company. The common shares issued in connection with the shares for debt agreement will be subject to a hold period until May 1, 2020 in accordance with applicable securities laws.

Issuance of Broker Warrants

Further to the Company's previously announced closing of its private placement of flow-through common shares, an aggregate amount of $54,840 in finders' fees as well as an aggregate amount of 137,100 broker warrants were paid to certain brokers in connection to the offering. These broker warrants expire on December 19, 2021 and have an exercise price of $0.50 per warrant share.

About ZEN Graphene Solutions Ltd.

ZEN is an emerging graphene technology solutions company with a focus on the development of graphene-based nanomaterial products and applications. The unique Albany Graphite Project provides the company with a potential competitive advantage in the graphene market as independent labs in Japan, UK, Israel, USA and Canada have independently demonstrated that ZEN's Albany PureTM Graphite is an ideal precursor material which easily converts (exfoliates) to graphene, using a variety of mechanical, chemical and electrochemical methods.

For further information:

Dr. Francis Dubé, Chief Executive Officer Tel: +1 (289) 821-2820

Email: drfdube@zengraphene.com

To find out more on ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward Looking Statements

This news release contains forward-looking statements. More particularly, this news release contains statements concerning the acceptance of the engagement of Storyboard by the TSX Venture Exchange and the anticipated monthly fees payable to Storyboard. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.